Drinker Biddle & Reath LLP
191 North Wacker Drive, Suite 3700
Chicago, IL 60606-1698
(312) 569-1000 (Phone)
(312) 569-3000 (Facsimile)
www.drinkerbiddle.com

June 15, 2017

Via Edgar Transmission
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christina Fettig

RE:	Partners Group Private Equity (Master Fund), LLC (811-22241)
Sarbanes-Oxley Review

Dear Ms. Fettig:

The following responds to the SEC Staff’s comments that you provided by telephone on May 2, 2017 regarding the review of the N-CSR (the “Shareholder Report”) by Partners Group Private Equity (Master Fund), LLC (the “Registrant” or the “Fund”) for its fiscal year ended March 31, 2016.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

1.   Comment: The Registrant classifies itself as a non-diversified fund in the Shareholder Report. If the Fund has been operating as diversified for three consecutive years, please confirm that the Fund will solicit shareholder approval prior to re-classifying as non-diversified.

Response: The Registrant will examine its holdings for the prior three consecutive years. In the event the Registrant determines that it has operated as diversified for three consecutive years, Registrant confirms that it will solicit shareholder approval prior to converting back to non-diversified.

2.   Comment: Does the Fund own any affiliate or controlled investments?

Response: The Registrant owned affiliate investments for the periods ended March 31, 2016 and March 31, 2017. These affiliate investments were disclosed in the financial statements for the fiscal year ended March 31, 2017. The Registrant confirms that, to the extent the Registrant continues to own affiliate investments, such investments will be disclosed in its financial statements going forward.

3.   Comment: In the Registrant’s N-CSR filing for the year ended March 31, 2015, it disclosed in its Notes to Consolidated Financial Statements a correction of an error relating to the overstatement in the valuation of one of the Fund’s secondary investments included in the 2014 financial statements.

a). Did the Registrant consider filing an amended N-CSR for the year ended March 31, 2015?

b). Please explain the determination to not restate the 2014 financial statements.

c). Please provide details on how the error was detected and whether there were any controls put in place as a result of the error.

Response: 3a). The Registrant, based on an evaluation by Partners Group (USA) Inc., the investment adviser to the Fund (the “Adviser”), of the impact of the errors, and in consultation with the Registrant’s Audit Committee, determined that the errors were not material to the 2014 financial statements taken as a whole and did not require the filing of an amended N-CSR. However, the Registrant elected to disclose the error in the 2015 Shareholder Report despite the error not being material. Please see Note 11 in the Registrant’s N-CSR filing for the year ended March 31, 2015.

3b). As stated above in its response to Comment 3a), the Registrant determined, based on the advice from PricewaterhouseCoopers LLP, that the errors were not material to the 2014 financial statements taken as a whole and did not require a restatement of the 2014 financial statements.

3c). The error was detected during a routine compliance review of the valuation of the Registrant’s holdings. The error was an isolated incident caused by human error which caused the valuation of the respective holding to be overstated. Since discovering the error, the Adviser has implemented additional system-based control measures to detect and prevent any similar human errors.

4.   Comment: Please confirm that, going forward, Registrant will provide all disclosures relating to restricted securities required by Regulation S-X, including the cost of each restricted security and the percentage of net assets of the Fund represented by such securities.

Response: The Registrant confirms that it will review its disclosure relating to investments in restricted securities under Rule 12-12 of Regulation S-X and make any adjustments to future financial reports that it deems necessary.

5.   Comment: Pursuant to FASB Accounting Standards Codification 820-10-50-6A, please confirm that, going forward, Registrant will include the appropriate disclosure relating to fair valued securities in its financial statements.

Response: The Registrant confirms that it will add the appropriate disclosures relating to its fair valued securities to future financial reports commencing with the period ending September 30, 2017.

6.   Comment: In the Consolidated Statement of Assets, Liabilities and Members’ Equity of the Shareholder Report, please explain (a) why the Line of Credit Fees Payable and Interest Expense Payable are greater than the corresponding expenses disclosed in the Consolidated Statement of Operations and (b) what the Interest Expense Payables relate to.

Response: The Line of Credit payable balance (arrangement fees) reflects the second and third installment payments due on the first and second anniversary of the date of the Facility Agreement (February 2016). The Line of Credit expense balance represents the expensed Agency, Security, Arrangement and Monitoring Fees for the period. Interest Expense Payable represents inception to date interest on deferred payment and interest expense reflects only the fiscal year expenses.

7.   Comment: Please confirm that, going forward, the Consolidated Statements of Changes in Members’ Equity will include the disclosures required by Regulation S-X, Rule 06-09(7).

Response: The Registrant confirms that it will add the appropriate disclosures required by Regulation S-X, Rule 06-09(7) to future financial reports commencing with the period ending September 30, 2017.

8.   Comment: Please confirm that, going forward, the Registrant will include a footnote to the Consolidated Financial Highlights disclosing that the expense ratios do not include the expenses of the underlying funds.

Response: The Registrant confirms that it will add the requested disclosure to future financial reports.

9.   Comment: Please confirm that, going forward, the Registrant will include a more detailed description as to why the Fund invested in forwards during the fiscal year under Note 2(e) – “Forward Foreign Currency Exchange Contracts” of the Notes to Consolidated Financial Statements. See Barry Miller Letter to the ICI dated July 30, 2010 (“ICI Derivatives Letter”).

Response: The Registrant has reviewed the applicable disclosure and believes that it is consistent with the applicable commentary in the ICI Derivatives Letter.

10.   Comment: Please confirm that, going forward, the Registrant will include a description of transaction fee income and other income to Note 2(f) – “Investment Income” of the Notes to Consolidated Financial Statements.

Response: The Registrant confirms that it will add the requested disclosure to future financial reports commencing with the period ending September 30, 2017.

11.   Comment: Please confirm that, going forward, the Registrant will disclose (a) the transfers into and out of valuation levels and the reasons for each transfer; and (b) disclose the policies in place for determining when transfers between valuation levels may occur.

Response: The Registrant confirms that it will add the requested disclosure to future financial reports commencing with the period ending September 30, 2017.

12.   Comment: Note 3 – “Fair Valuation Measurements” -- The balance of Level 3 securities in the reconciliation chart on page 19 of the Shareholder Report is not consistent with the sum of the Fair Value at March 31, 2016 column in the chart providing a summary of quantitative information about significant unobservable valuation inputs approved by the Adviser’s Valuation Committee on page 20 of the Shareholder Report. Please explain the reason for the discrepancy.

Response: The summary of quantitative information about significant unobservable valuation inputs approved by the Adviser’s Valuation Committee refers only to “Direct Investments.” Registrant has added “Secondary Investments” and “Primary Investments” to this summary in the financial reports for the period ended March 31, 2017.

13.   Comment: “Fund Management” – Please confirm that, going forward, the Registrant will disclose the term of office for each Board Manager.

Response: Registrant will add this disclosure to future N-CSR filings.

14.   Comment: Please confirm that, going forward, the Registrant will include all disclosures required by Item 8(a)(3) of Form N-CSR.

Response: The Registrant confirms that it will add the requested disclosure to future financial reports commencing with the period ending September 30, 2017.

15.   Comment: Please confirm that any expenses derived from the Fund’s investment in business development companies (“BDCs”) were included in the acquired fund fees and expenses (“AFFE”) line item of the expense table in the Fund’s most recent registration statement.

Response: The Registrant confirms that any expenses derived from the Fund’s investment in BDCs were included as AFFE in the Fund’s most recent registration statement.

16.   Comment: Please confirm that, going forward, the internal control letter included as an exhibit to the Registrant’s Form N-SAR filing will include the city and state of the auditor in the signature line.

Response: The Registrant confirms that it will arrange for the internal control letter to include the city and state of the auditor in future N-SAR filings.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107 or, in my absence, to Joshua Deringer at (215) 988-2959.

Regards,

/s/ David L. Williams
David L. Williams

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